Exhibit 23.1 Consent of BKD, LLP.

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Princeton National Bancorp, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 333-69019, 333-117663, 333-129484 and 333-133448) on Form S-8 of Princeton National Bancorp, Inc. of our reports dated March 17, 2008, with respect to the consolidated balance sheets of Princeton National Bancorp, Inc. and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the two year period ended December 31, 2007, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Princeton National Bancorp, Inc.

/sig/ BKD, LLP

Decatur, Illinois
March 17, 2008